

00 AY

16013462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

SEC FILE NUMBER
8-53360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROCKPORT VENTURE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 MORRIS AVENUE, SECOND FLOOR, SUITE 7
(No. and Street)

SPRING LAKE	NJ	07762
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK BOSLAND, 732-359-7109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BRUNO & CO., P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD	PINE BROOK	NJ	07058
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK BOSLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROCKPORT VENTURE SECURITIES, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGER

Title

Notary Public


ORLANDO PAZ
ID # 2373142
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires May 14, 2018



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKPORT VENTURE SECURITIES

EXEMPTION REPORT

Rockport Venture Securities, LLC ("The Firm"), to the best knowledge and belief, claim to meet the exemption requirements under Rule 15c3-3 of the Securities and Exchange Commission:

i) That the Firm has met the exemption under section (k)(2)ii, who, as introducing broker or dealer, clears all transactions with and or for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

ii) That the Firm met the identified exemption provisions in Section 240.15c3-3(k)ii throughout the most recent fiscal year without exception.

Signed:  *Date:* 2/19/16

Mark Bosland
Managing Member

Mark G. Bosland
Managing Director
Rockport Venture Partners
215 Morris Ave, suite 7
Spring Lake, NJ 07762

ROCKPORT VENTURE SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
(OTHER LEGAL AND REGULATORY REQUIREMENTS)

December 31, 2015

ROCKPORT VENTURE SECURITIES, LLC

TABLE OF CONTENTS

December 31, 2015


Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITORS' REPORT

To the Member
of Rockport Venture Securities, LLC

We have audited the accompanying financial statements of Rockport Venture Securities, LLC (a Delaware Single Member LLC), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) pursuant to SEA Rule 17a-5(g). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockport Venture Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the statements of net capital pursuant to SEC Rule 15c3-1 and the exemption report is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Van Duyne, Bruno & Co

Pine Brook, NJ

February 4, 2016

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Current assets	
Cash and cash equivalents	$ 102,507
Prepaid expenses	6,686
Total current assets	109,193
Property and equipment	
Computer equipment	32,003
Furniture and fixtures	15,807
	47,810
Less: accumulated depreciation	(41,740)
Net property and equipment	6,070
Total assets	$ 115,263

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable	$ 13,500
Accrued expenses	5,500
Total liabilities	19,000
Member's equity	96,263
Total liabilities and member's equity	$ 115,263

See notes to financial statements.

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF INCOME
For The Year Ended December 31, 2015

Revenue	
Fee income	$ 815,000
Operating expenses	
Bank fees	954
Charitable contributions	2,365
Consulting fees	161,875
Depreciation	3,627
Dues and subscriptions	509
Filing fees	350
FINRA fees	4,450
Meals and entertainment	16,051
Office supplies	1,368
Outside services	75,188
Payments to member	413,887
Postage	707
Professional fees	38,739
Rent	8,900
Repairs and maintenance	215
Telecommunications	19,970
Travel	19,760
Website subscription service	19,085
Total operating expenses	788,000
Income before income tax	27,000
Income taxes - state	5,787
Net income	$ 21,213

See notes to financial statements.

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For The Year Ended December 31, 2015

Balance at beginning of year - January 1, 2015	$	75,050
Net income - December 31, 2015		21,213
Member's equity - December 31, 2015	$	96,263

See notes to financial statements.

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2015

Cash Flows From Operating Activities		
Net income	$	21,213
Adjustments to reconcile net income to net cash flows provided by operating activities		
Depreciation		3,627
Changes in operating assets and liabilites:		
Decrease in accounts receivable		4,670
Increase in prepaid expenses		(3,685)
Increase in accounts payable		8,810
Net cash provided by operating activities		34,635
Net increase in cash		34,635
Cash at January 1, 2015		67,872
Cash at December 31, 2015	$	102,507
Supplemental disclosures		
Cash paid during the year for income taxes	$	5,787

See notes to financial statements.

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Rockport Venture Securities, LLC (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Nature of operations

The Company was organized on May 18, 2001 and commenced active operations on November 6, 2001. Its principal business activity is to provide private placement services for companies located throughout the United States and Europe. The Company is a wholly owned subsidiary of Rockport Venture Partners, LLC.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Accounts receivable have been reviewed by management and it has been determined that there is no requirement for an allowance for doubtful accounts receivable at December 31, 2015.

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5-7 years.

Note 1 – Summary of Significant Accounting Policies (continued)

Statement of cash flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Income taxes

The Company and its parent, Rockport Venture Partners, LLC, have elected to be taxed as a partnership and, accordingly, do not pay income taxes on its taxable income. Instead, the members of Rockport Venture Partners, LLC are liable for individual income taxes on their proportionate share of the Company's taxable income.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes." The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and disclosures required. Under this standard, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements. The Company is generally subject to potential examination by taxing jurisdictions for the prior three years.

Financial instruments

The Company's financial instruments are cash and cash equivalents, prepaid expenses, accounts payable and accrued expenses. The recorded values of cash and cash equivalents and accrued expenses approximate their fair values based on their short-term nature.

Revenue recognition

Placement fees are recognized on a trade date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Prepaid Expenses

Prepaid expenses at December 31, 2015 are summarized as follows:

	2015
Prepaid FINRA fees	$ 6,686

Note 3 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $3,627 for December 31, 2015, and is included in operating expenses on the statement of income.

Note 4 – Commitments

The Company leases office space in New Jersey. Rather than signing a formal lease agreement, the lease is based on a month-to-month agreement, in which the Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense remains the same, as based on the lease agreement.

Rent expense amounted to $8,900 for the year ended December 31, 2015, and is included in operating expenses on the statement of income.

Note 5 – Concentrations of Credit Risk

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

For the year ended December 31, 2015, approximately 79% of the Company's revenues were from one customer.

Note 6 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $89,577 which exceeded its required net capital by $84,577.

Note 7 - Recent Accounting Pronouncements (continued)

The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years.

ASU 2015-03 Interest – Imputation of Interest (Subtopic 835-30) - The FASB received feedback about having different balance sheet presentation for debt issuance costs and debt discount and premiums. The presentation of debt issuance costs conflicts with the International Financial Reporting Standards and conflicts with FASB Concepts Statement No. 6, Elements of Financial Statements. Currently, debt issuance costs are recognized as a deferred charge, but on the International Financial Reporting Standards, the costs are deducted from the carrying value of the liability. FASB Concepts Statement No. 6 also states that debt issuance costs cannot be an asset since they provide no future economic benefit.

The FASB has released the amendment to debt issuance costs to simplify this presentation. The amendment provides that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016.

ASU 2015-02 Consolidation (Topic 810) - The measurements in which a reporting entity needs to evaluate with consolidation with another entity have been revised to ensure companies can provide useful information to end users. The amendments subject the entities to reevaluate under the revised consolidation model. Specifically, the amendments: 1. Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities. 2. Eliminate the presumption that a general partner should consolidate a limited partnership. 3. Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. 4. Provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017.

ROCKPORT VENTURE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 7 - Recent Accounting Pronouncements (continued)

ASU 2015-01 Income Statement – Extraordinary and Unusual Items (Subtopic 225-20) - This amendment is eliminating the concept of extraordinary items, as defined in Subtopic 225-20. The criteria of an extraordinary item is that the item has to be unusual and infrequent in nature. An entity no longer has to separately classify, present, and disclose extraordinary events and transactions.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.

Note 8 – Subsequent Events

Management has evaluated subsequent events through February 4, 2016, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
OTHER LEGAL AND REGULATORY REQUIREMENTS

ROCKPORT VENTURE SECURITIES, LLC
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
December 31, 2015

Net capital, member's equity		$ 96,263
Less nonallowable assets		6,686
Net capital		89,577
Aggregate indebtedness		19,000
Computed minimum net capital required (6.67% of aggregate indebtedness)		1,267
Minimum net capital required (under SEC Rule 15c3-1)		5,000
Excess net capital ($89,577 - $5,000)		$ 84,577
Percent of aggregate indebtedness to net capital	$ 19,000 / $ 89,577	
		21%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2015.

INDEPENDENT AUDITORS' REPORT

Exemption Report

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Rockport Venture Securities identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Rockport Venture Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and (2) Rockport Venture Securities, LLC stated that Rockport Venture Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rockport Venture Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rockport Venture Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Van Duyne, Bruno & Co

Pine Brook, NJ

February 4, 2016

ROCKPORT VENTURE SECURITIES, LLC

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

December 31, 2015


Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Member of
Rockport Venture Securities, LLC

Pursuant to Rule 17a-5(e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Assessment and Payment of Rockport Venture Securities, LLC for the year ended December 31, 2015. Our procedures were performed solely to assist the Company in complying with Rule 17a-5(e) (4) and, accordingly, our report is not to be used for any other purpose. The procedures we performed were as follows:

(1) Compared listed assessment payments with respective cash disbursement record entries

Because the above procedures do not constitute an audit conducted in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above.

For the year ended December 31, 2015, SIPC-6 and SIPC-7 reports were filed by the Company, as is required and was done so in a timely manner.

Van Duyne, Bruno & Co

February 4, 2016

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com
312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

ROCKPORT VENTURE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Rockport Venture Securities, LLC (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Nature of operations

The Company was organized on May 18, 2001 and commenced active operations on November 6, 2001. Its principal business activity is to provide private placement services for companies located throughout the United States and Europe. The Company is a wholly owned subsidiary of Rockport Venture Partners, LLC.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Accounts receivable have been reviewed by management and it has been determined that there is no requirement for an allowance for doubtful accounts receivable at December 31, 2015.

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5-7 years.

Note 1 – Summary of Significant Accounting Policies (continued)

Statement of cash flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Income taxes

The Company and its parent, Rockport Venture Partners, LLC, have elected to be taxed as a partnership and, accordingly, do not pay income taxes on its taxable income. Instead, the members of Rockport Venture Partners, LLC are liable for individual income taxes on their proportionate share of the Company's taxable income.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes." The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and disclosures required. Under this standard, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements. The Company is generally subject to potential examination by taxing jurisdictions for the prior three years.

Financial instruments

The Company's financial instruments are cash and cash equivalents, prepaid expenses, accounts payable and accrued expenses. The recorded values of cash and cash equivalents and accrued expenses approximate their fair values based on their short-term nature.

Revenue recognition

Placement fees are recognized on a trade date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ROCKPORT VENTURE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 2 – Prepaid Expenses

Prepaid expenses at December 31, 2015 are summarized as follows:

	2015
Prepaid FINRA fees	$ 6,686

Note 3 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $3,627 for December 31, 2015, and is included in operating expenses on the statement of income.

Note 4 – Commitments

The Company leases office space in New Jersey. Rather than signing a formal lease agreement, the lease is based on a month-to-month agreement, in which the Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense remains the same, as based on the lease agreement.

Rent expense amounted to $8,900 for the year ended December 31, 2015, and is included in operating expenses on the statement of income.

Note 5 – Concentrations of Credit Risk

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

For the year ended December 31, 2015, approximately 79% of the Company's revenues were from one customer.

Note 6 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $89,577 which exceeded its required net capital by $84,577.

Note 7 - Recent accounting pronouncements

ASU 2015-16 – Business Combinations (Topic 805) - The amendment in this update allows for simplification in accounting for adjustments made to provisional amounts. The amendment eliminates the retrospective period for these provisional amounts. It requires that the acquirer of record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.

The entity should present this information separately on the face of the income statement or make a disclosure in the footnotes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

ASU 2015-11 Inventory (Topic 330) - The amendments affect an entity who measures inventory using the first-in, first-out method or the average cost method. The amendments in this update do not affect inventory being measured using the last-in, first-out or the retail inventory method. The entity should measure inventory at the lower of cost and net realizable value. The definition of net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This update was adopted to more closely align with the inventory measurements adopted in International Financial Reporting Standards (IFRS).

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

ASU 2015-07 Fair Value Measurement (Topic 820) - Currently, a reporting entity, as a practical expedient, is permitted to measure the fair value of certain investments using the net asset value per share of the investment. Investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date. For investments that are redeemable with the investee at a future date, a reporting entity must take into account the length of time until those investments become redeemable to determine the classification within the fair value hierarchy.

The amendment now removes the requirement to categorize these investments within the fair value hierarchy. The amendment also removes the requirement to make certain disclosures for these investments.

Note 7 - Recent Accounting Pronouncements (continued)

The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years.

ASU 2015-03 Interest – Imputation of Interest (Subtopic 835-30) - The FASB received feedback about having different balance sheet presentation for debt issuance costs and debt discount and premiums. The presentation of debt issuance costs conflicts with the International Financial Reporting Standards and conflicts with FASB Concepts Statement No. 6, Elements of Financial Statements. Currently, debt issuance costs are recognized as a deferred charge, but on the International Financial Reporting Standards, the costs are deducted from the carrying value of the liability. FASB Concepts Statement No. 6 also states that debt issuance costs cannot be an asset since they provide no future economic benefit.

The FASB has released the amendment to debt issuance costs to simplify this presentation. The amendment provides that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016.

ASU 2015-02 Consolidation (Topic 810) - The measurements in which a reporting entity needs to evaluate with consolidation with another entity have been revised to ensure companies can provide useful information to end users. The amendments subject the entities to reevaluate under the revised consolidation model. Specifically, the amendments: 1. Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities. 2. Eliminate the presumption that a general partner should consolidate a limited partnership. 3. Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. 4. Provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017.

Note 7 - Recent Accounting Pronouncements (continued)

ASU 2015-01 Income Statement – Extraordinary and Unusual Items (Subtopic 225-20) - This amendment is eliminating the concept of extraordinary items, as defined in Subtopic 225-20. The criteria of an extraordinary item is that the item has to be unusual and infrequent in nature. An entity no longer has to separately classify, present, and disclose extraordinary events and transactions.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.

Note 8 – Subsequent Events

Management has evaluated subsequent events through February 4, 2016, the date on which the financial statements were available to be issued.

ROCKPORT VENTURE SECURITIES, LLC

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON THE ENTITY'S SIPC ASSESSMENT RECONCILIATION

December 31, 2015

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON THE ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Rockport Venture Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015, which were agreed to by Rockport Venture Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and solely to assist you and the other specified parties in evaluating Rockport Venture Securities, LLC's compliance with the applicable instructions of the General Assessment Payment Form (Form SIPC – 6) and the General Assessment Reconciliation (Form SIPC-7). Rockport Venture Securities, LLC's management is responsible for the Rockport Venture Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 with respective cash disbursement records entries as per exhibit I to this report noting no differences;

2. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as per exhibit I to this report noting no differences;

3. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 less revenues reported on the FOCUS reports for the period from January 1, 2015 through December 31, 2015 as per exhibit II to this report with the amounts reported in Form SIPC-6 for the period from January 1, 2015 through December 31, 2015 noting no differences;

4. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the period from January 1, 2015 through December 31, 2015 noting no differences;

5. Compared any adjustments reported in Form SIPC-6 with supporting schedules and working papers noting no differences;

6. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

7. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and in the related schedules and working papers as per exhibit III to this report supporting the adjustments noting no differences;

8. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as per exhibit III to this report supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Van Duyne, Bruno & Co

February 4, 2016

ROCKPORT VENTURE SECURITIES, LLC
EXHIBIT I
For The Year Ended December 31, 2015

Payments per Form SIPC - 6		$ -
Payments for SIPC dues per the cash disbursements journal:		
Difference		$ -

Payments per Form SIPC - 7		$ -
Payments for SIPC dues per the cash disbursements journal:		
	-	-
Difference		$ -

ROCKPORT VENTURE SECURITIES, LLC
EXHIBIT II
For The Year Ended December 31, 2015

Total revenue per audited Form X-17A-5 for the year ended December 31, 2015	$ 860,000
Less: revenue per FOCUS report for the period July 1, 2015 - December 31, 2015	(710,000)
	150,000
Total revenue per Form SIPC-6	150,000
Difference	$ -

Total revenue per audited Form X-17A-5 for the year ended December 31, 2015	$ 860,000
Total revenue per Form SIPC-7	860,000
Difference	$ -

ROCKPORT VENTURE SECURITIES, LLC
EXHIBIT III
For The Year Ended December 31, 2015

Total revenue per Form SIPC 6	$ 150,000
Less: commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions	(113,000)
net gain from securities in investment accounts	-
total interest and dividend expense	-
	37,000
Assessment rate	0.0025
Assessment	$ 93

Total revenue per Form SIPC 7	$ 860,000
Less: commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions	(827,105)
net gain from securities in investment accounts	-
total interest and dividend expense	-
	32,895
Assessment rate	0.0025
Assessment	$ 82